Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2013	2012	2011	2010	2009
	(dollars in millions)
EARNINGS:
Net income	$177.5	$165.7	$163.5	$152.3	$89.5
Income taxes (a)	87.2	94.6	81.9	98.3	45.8
Income before income taxes	264.7	260.3	245.4	250.6	135.3
Fixed charges as defined	86.4	103.9	103.3	101.6	99.9
Adjustment for undistributed equity earnings	(8.3)	(7.9)	(6.4)	(5.6)	(7.1)
Total earnings as defined	$342.8	$356.3	$342.3	$346.6	$228.1

FIXED CHARGES:
Interest expense	$85.0	$80.2	$79.9	$78.6	$74.8
Estimated interest component of rent expense	1.4	23.7	23.4	23.0	25.1
Total fixed charges as defined	$86.4	$103.9	$103.3	$101.6	$99.9

Ratio of Earnings to Fixed Charges	3.97	3.43	3.31	3.41	2.28

(a) Includes net interest related to unrecognized tax benefits.